September 19, 2019

Scott L. Mathis
President & Chief Executive Officer
Gaucho Group Holdings, Inc.
135 Fifth Avenue, Floor 10
New York, NY 10010

       Re: Gaucho Group Holdings, Inc.
           Registration Statement on Form S-1
           Filed August 30, 2019
           File No. 333-233586

Dear Mr. Mathis:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed August 30, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Recent Developments and Trends, page 31

1. We note your response to comment 5 and your revised disclosure, including your statement that, by 2021/2022, you expect that your revenues from the Gaucho line will represent a vast majority of your income, surpassing our wine and real estate sales. Please balance your disclosure to provide that, for the reporting period, you have not recognized any revenues from the Gaucho line of business and may not recognize any revenues in the future.
2. You state on page 32 that the quantitative and qualitative business and industry data used in the section "is based on market research conducted on GGH's behalf..." Please tell us whether you commissioned any third party research for use in connection with this
 Scott L. Mathis
Gaucho Group Holdings, Inc.
September 19, 2019
Page 2
      offering. If so, please tell us what consideration you gave to filing the third party's consent as an exhibit to the registration statement as required by Section 7 of the Securities Act and Securities Act Rule 436. Alternatively, please revise your disclosure, where applicable, to more clearly attribute the relevant disclosure to the registrant.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Peter McPhun, Staff Accountant, at (202) 551-3581 or Kristina
Marrone, Staff Accountant, at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Senior Counsel, at (202)
551-3673 or Erin E. Martin, Legal Branch Chief, at (202) 551-3391 with any other questions.



                                                             Sincerely,

FirstName LastNameScott L. Mathis                            Division of
Corporation Finance
                                                             Office of Real
Estate and
Comapany NameGaucho Group Holdings, Inc.
                                                             Commodities
September 19, 2019 Page 2
cc:       Victoria Bantz
FirstName LastName